

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 11, 2008

<u>Via U.S. Mail and Facsimile</u>

Mark R. Belgya
Chief Financial Officer
The J.M. Smucker Company
One Strawberry Lane
Orrville, Ohio 44667-0280

> **Re: The J.M. Smucker Company**
> **Form 10-K for Fiscal Year Ended April 30, 2007**
> **Filed June 26, 2007**
> **File No. 1-5111**

Dear Mr. Belgya:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Belgya (330-684-3112)
S. Donahue